SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

JAVA EXPRESS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

471905109

(CUSIP Number)

 John Chris Kirch

3945 So. Wasatch Dr. #282

Salt Lake City, Utah 84124

891-244-2423

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 February 14, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 471905109

1)

NAME OF REPORTING PERSON:

John Chris Kirch

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

NA

_______________________________________________________________________________________

2)

 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)   ⁫

(b)   ⁫

_______________________________________________________________________________________

3)

 SEC USE ONLY

________________________________________________________________________________________

4)

 SOURCE OF FUNDS

 PF

________________________________________________________________________________________

5)

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) OR 2(e):   _____________________________________________________________________________________________

6)

 CITIZENSHIP OR PLACE OF ORGANIZATION

 State of Utah

_____________________________________________________________________________________________

NUMBER OF

7)

SOLE VOTING POWER:

530,000

SHARES

BENEFICIALLY

OWNED BY

8)

 SHARED VOTING POWER:

NA

EACH

REPORTING

PERSON

9)

SOLE DISPOSITIVE POWER:

530,000

             10)

SHARED DISPOSITIVE POWER:

NA

 ____________________________________________________________________________________________

11)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  530,000

_____________________________________________________________________________________________

12)

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  _____________________________________________________________________________________________

13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.3%

_____________________________________________________________________________________________

14)

TYPE OF REPORTING PERSON:

IN

_____________________________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $.001 par value per share (the "Common Stock"), of Java Express, Inc., a Nevada corporation (the "Company").  The Company's principal executive office is located at 5017 Wild Buffalo Avenue, Las Vegas, NV 89131.

ITEM 2.  IDENTITY AND BACKGROUND

The following information is provided regarding the Reporting Person:

(a)

Name: John Chris Kirch

(b)

Business Address: 3945 S. Wastach Blvd., #282, Salt Lake City, Utah 84124

(c)

Principal Occupation:   Business Development

(d)

Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizenship:  Reporting Person is a citizen of United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Personal funds: $ 500

ITEM 4.  PURPOSE OF THE TRANSACTION

On February 14, 2004, the Reporting Person acquired 500,000 shares of Java Express common stock for $500 from shareholders of Java Express (the “Company”) in a private transaction as an investment. The reporting person owned 30,000 shares of Java Express prior to this purchase.   The Reporting Person may seek to acquire additional shares of the Company from other of its stockholders.

The Reporting Person intends to review on a continuing basis his investment in the Company and may, depending upon the evaluation of his financial planning, upon the Company's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of the position in the Company.

Except as set forth in the previous paragraphs, the Reporting Person has no plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation or any of its subsidiaries; (c) any change in the present Board of Directors or management of the Company; (d) any material change in the present capitalization or dividend policy of the Company; (e) any other material change in the Company, involving the Company or any of its subsidiaries; (f) a sale or transfer of a material amount of assets of the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in (a)-(i) above.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

(a)

The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by the Reporting Person.

Reporting Person

Number of Shares

Percentage of Total*

Citizenship

John Chris Kirch

530,000

9.3%

United States

(b)

The Reporting Person holds the sole power to vote and to dispose or direct the disposition of his shares of Common Stock.

(c)

The Reporting Person has not effected any transaction in the Common Stock during the past 60 days, except as disclosed herein.

(d)

Not applicable.

(e)

Not applicable.

* Based on 5,701,000 issued and outstanding as of September 30, 2006

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH

 RESPECT TO SECURITIES OF THE COMPANY

John Chris Kirch has no contracts, arrangements, understandings or relationships with respect to securities of the Company.  In the past Mr. Kirch has made loans to the Company under convertible notes.  All notes were repaid or converted prior to September 30, 2004, and there are no agreements or understandings either written or otherwise regarding any future loans to the Company by Mr. Kirch.

ITEM 7.

 MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.

Date: October 30, 2006

/s/ John Chris Kirch

John Chris Kirch